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                                 HOLLINGER INC.
                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES

Toronto, Ontario, Canada, January 20, 2005 -- Hollinger Inc. (TSX: HLG.C; HLG.PR.B) today announced that the retraction price of the retractable common shares of the Corporation as of January 21, 2005 shall be $4.65 per share.

          Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, a portfolio of news media investments and a variety of other assets.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com